Exhibit 99

596369 PRESS RELEASE

STOCK FRACTION FINAL DIVIDEND 2003 AEGON N.V. DETERMINED AT 1/51

The proposed 2003 dividend was approved by the shareholders at the Annual General Meeting held on April 22, 2004. Shareholders were given the option to receive the final dividend in cash or new AEGON common shares. The final dividend in cash is EUR 0.20 per common share of EUR 0.12 par value and will be made payable as from May 18, 2004.

Shareholders who elected a final dividend in AEGON shares will receive 1 new AEGON common share per 51 common shares. The stock fraction has been based on the average stock price on Euronext Amsterdam over the period from May 4 up to and including May 10, 2004 and represents an 4.9 % higher value than the cash dividend. Holders of New York shares will be contacted by AEGON’s US Transfer Agent, Citibank.

The Hague, May 10, 2004

Inquiries:

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors Media Email	+31 (0)70 344 83 05 +31 (0)70 344 83 44 gca&ir@aegon.nl

Baltimore, the United States

Analysts & Investors Media Email	+1 410 576 4577 +1 410 576 4542 ir@aegonusa.com

Web site: www.aegon.com